Exhbit 21.1


SUBSIDIARIES OF THE COMPANY

Tiger Telematics, USA, Inc., a Delaware corporation, operationally dormant

Gizmondo USA, Inc., a Delaware corporation, to sell Gizmondo's in North America.

Gizmondo Europe Ltd., a United Kingdom Corporation, and their subsidiaries Indie Studios Sweden AB and Isis Ltd. of the UK. Acquired in fourth quarter 2004 Gizmondo Studios Ltd. (previously Warthog Plc. Units).